UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor
11100 Montevideo, Uruguay
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.        Arcos Dorados Holdings Inc. Unaudited Condensed Consolidated Financial Statements as of September 30, 2023 and December 31, 2022 and for the nine-month period ended September 30, 2023 and 2022 (Unaudited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Juan David Bastidas
Name: Juan David Bastidas
Title: Chief Legal Counsel

Date: November 16, 2023

Arcos Dorados Holdings Inc.

Condensed Consolidated Financial Statements
As of September 30, 2023 and December 31, 2022 and for the nine-month period ended September 30, 2023 and 2022 (Unaudited)

Arcos Dorados Holdings Inc.
Consolidated Statements of Income
 For the nine-month period ended September 30, 2023 and 2022 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	2023	2022
REVENUES
Sales by Company-operated restaurants	$3,016,212	$2,485,230
Revenues from franchised restaurants	140,211	115,049
Total revenues	3,156,423	2,600,279

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(1,061,634)	(880,804)
Payroll and employee benefits	(580,286)	(487,031)
Occupancy and other operating expenses	(843,176)	(708,082)
Royalty fees	(180,317)	(133,753)
Franchised restaurants – occupancy expenses	(60,053)	(50,044)
General and administrative expenses	(202,924)	(169,172)
Other operating income, net	4,219	11,514
Total operating costs and expenses	(2,924,171)	(2,417,372)
Operating income	232,252	182,907
Net interest expense and other financing results	(26,960)	(42,740)
Loss from derivative instruments	(13,220)	(5,258)
Foreign currency exchange results	22,231	16,798
Other non-operating expenses, net	(100)	(49)
Income before income taxes	214,203	151,658
Income tax expense	(87,922)	(65,411)
Net income	126,281	86,247
Less: Net income attributable to non-controlling interests	(785)	(396)
Net income attributable to Arcos Dorados Holdings Inc.	$125,496	$85,851

Earnings per share information:
Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.60	$0.41
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	0.60	0.41

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
 Consolidated Statements of Comprehensive Income
 For the nine-month period ended September 30, 2023 and 2022 (Unaudited)
Amounts in thousands of US dollars

	2023	2022
Net income	$126,281	$86,247
Other comprehensive income, net of tax:
Foreign currency translation	32,752	(13,414)
Post-employment benefits:
Net gain recognized in accumulated other comprehensive loss	—	333
Reclassification of net loss to consolidated statement of income	61	68
Post-employment benefits (net of deferred income taxes of $(32) and $(207))	61	401
Cash flow hedges:
Net loss recognized in accumulated other comprehensive loss	(12,338)	(23,805)
Reclassification of net loss to consolidated statement of income	9,678	5,634
Cash flow hedges (net of deferred income taxes of $1,256 and $3,807)	(2,660)	(18,171)
Securities available for sale:
Unrealized gain (loss) on available for sale securities (net of deferred income taxes of $(134) and $nil)	2,197	(2,174)
Securities available for sale	2,197	(2,174)
Total other comprehensive income (loss)	32,350	(33,358)
Comprehensive income	158,631	52,889
Less: Comprehensive income attributable to non-controlling interests	(496)	(252)
Comprehensive income attributable to Arcos Dorados Holdings Inc.	$158,135	$52,637

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Balance Sheet
As of September 30, 2023 and December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	As of
	September 30, 2023	As of
	(Unaudited)	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	$166,307	$266,937
Short-term investments	84,842	37,459
Accounts and notes receivable, net	136,519	124,273
Other receivables	28,799	26,790
Inventories	54,303	50,088
Prepaid expenses and other current assets	137,373	119,995
Derivative instruments	—	58,821
Total current assets	608,143	684,363
Non-current assets
Miscellaneous	98,642	81,662
Collateral deposits	2,500	2,500
Property and equipment, net	1,022,274	856,085
Net intangible assets and goodwill	59,106	54,569
Deferred income taxes	83,876	87,972
Derivative instruments	50,267	34,088
Equity method investments	17,709	14,708
Lease right of use asset, net	903,816	820,683
Total non-current assets	2,238,190	1,952,267
Total assets	$2,846,333	$2,636,630
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$324,453	$353,468
Royalties payable to McDonald’s Corporation	14,453	21,280
Income taxes payable	101,553	65,311
Other taxes payable	76,802	81,371
Accrued payroll and other liabilities	146,775	115,327
Provision for contingencies	2,194	2,272
Interest payable	18,133	7,906
Short-term debt	—	318
Current portion of long-term debt	1,760	19,033
Derivative instruments	8,937	10,215
Operating lease liabilities	89,737	82,911
Total current liabilities	784,797	759,412
Non-current liabilities
Accrued payroll and other liabilities	23,675	28,781
Provision for contingencies	48,382	42,567
Long-term debt, excluding current portion	712,590	711,671
Derivative instruments	18,182	18,167
Deferred income taxes	5,057	3,931
Operating lease liabilities	810,969	747,674
Total non-current liabilities	1,618,855	1,552,791
Total liabilities	2,403,652	2,312,203
Equity
Class A shares of common stock	389,907	389,393
Class B shares of common stock	132,915	132,915
Additional paid-in capital	8,719	9,206
Retained earnings	510,410	424,936
Accumulated other comprehensive loss	(580,821)	(613,460)
Common stock in treasury	(19,367)	(19,367)
Total Arcos Dorados Holdings Inc. shareholders’ equity	441,763	323,623
Non-controlling interests in subsidiaries	918	804
Total equity	442,681	324,427
Total liabilities and equity	$2,846,333	$2,636,630
See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
 Condensed Consolidated Statements of Cash Flows
 For the nine-month period ended September 30, 2023 and 2022 (Unaudited)
Amounts in thousands of US dollars

	2023	2022
Operating activities
Net income attributable to Arcos Dorados Holdings Inc.	$125,496	$85,851
Adjustments to reconcile net income attributable to Arcos Dorados Holdings Inc. to cash provided by operating activities:
Non-cash charges and credits:
Depreciation and amortization	105,806	88,934
Gain on sales of restaurants businesses	(4,008)	(577)
Foreign currency exchange results	(11,815)	(10,905)
Loss from derivative instruments	13,220	5,258
Others, net	13,959	19,206
Changes in assets and liabilities	(10,381)	47,583
Net cash provided by operating activities	232,277	235,350
Investing activities
Property and equipment expenditures	(227,753)	(123,987)
Purchases of restaurant businesses paid at acquisition date	(1,303)	(2,015)
Proceeds from sales of property and equipment, restaurant businesses and related advances	2,261	2,360
Proceeds from short term investments	25,000	—
Acquisition of short term investments	(70,051)	(31,083)
Other investing activity	(226)	898
Net cash used in investing activities	(272,072)	(153,827)
Financing activities
Dividend payments to Arcos Dorados Holdings Inc.’s shareholders	(31,596)	(25,267)
Settlement at maturity, Cash Tender, Partial Redemption & Open Market Repurchases of 2023 Senior Notes	(18,224)	(192,380)
Cash Tender & Open Market Repurchases of 2027 Senior Notes	(1,904)	(157,094)
Issuance of 2029 Notes	—	349,969
Open Market Repurchases of 2029 Senior Notes	(2,813)	(2,214)
Net collection of derivative instruments	30,165	—
Net payments of derivative premiums	(2,581)	—
Payments of other long-term debt	(800)	(7,818)
Other financing activities	(4,353)	(5,757)
Net cash used in financing activities	(32,106)	(40,561)
Effect of exchange rate changes on cash and cash equivalents	(28,729)	(29,611)
(Decrease) Increase in cash and cash equivalents	(100,630)	11,351
Cash and cash equivalents at the beginning of the year	266,937	$278,830
Cash and cash equivalents at the end of the period	$166,307	$290,181

Supplemental cash flow information:
Cash paid during the period for:
Interest	$25,032	$31,902
Income tax	48,809	46,980
Non-cash investing and financing activities:
Exchange of assets	$3,117	$—
Dividend declared pending of payment	8,426	6,320
Seller financing pending of payment	1,700	—

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
 Consolidated Statement of Changes in Equity
 For the nine-month period ended September 30, 2023 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc. Shareholders’ Equity
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Common stock in treasury		Total	Non- controlling interests	Total
	Number	Amount	Number	Amount				Number	Amount
Balances at beginning of fiscal year	132,903,607	$389,393	80,000,000	$132,915	$9,206	$424,936	$(613,460)	(2,309,062)	$(19,367)	$323,623	$804	$324,427
Net income for the period (Unaudited)	—	—	—	—	—	125,496	—	—	—	125,496	785	126,281
Other comprehensive income (loss) (Unaudited)	—	—	—	—	—	—	32,639	—	—	32,639	(289)	32,350
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.19 per share) (Unaudited)	—	—	—	—	—	(40,022)	—	—	—	(40,022)	—	(40,022)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan (Unaudited)	60,424	514	—	—	(514)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan (Unaudited)	—	—	—	—	27	—	—	—	—	27	—	27
Dividends to non-controlling interests (Unaudited)	—	—	—	—	—	—	—	—	—	—	(382)	(382)
Balances at end of period (Unaudited)	132,964,031	$389,907	80,000,000	$132,915	$8,719	$510,410	$(580,821)	(2,309,062)	$(19,367)	$441,763	$918	$442,681

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statement of Changes in Equity
 For the nine-month period ended September 30, 2022 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc. Shareholders’ Equity
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Common stock in treasury		Total	Non- controlling interests	Total
	Number	Amount	Number	Amount				Number	Amount
Balances at beginning of fiscal year	132,787,384	$388,369	80,000,000	$132,915	$10,101	$316,180	$(607,768)	(2,309,062)	$(19,367)	$220,430	$732	$221,162
Net income for the period (Unaudited)	—	—	—	—	—	85,851	—	—	—	85,851	396	86,247
Other comprehensive loss (Unaudited)	—	—	—	—	—	—	(33,214)	—	—	(33,214)	(144)	(33,358)
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.15 per share) (Unaudited)	—	—	—	—	—	(31,587)	—	—	—	(31,587)	—	(31,587)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan (Unaudited)	116,223	1,024	—	—	(1,024)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan (Unaudited)	—	—	—	—	103	—	—	—	—	103	—	103
Dividends to non-controlling interests (Unaudited)	—	—	—	—	—	—	—	—	—	—	(363)	(363)
Balances at end of period (Unaudited)	132,903,607	$389,393	80,000,000	$132,915	$9,180	$370,444	$(640,982)	(2,309,062)	$(19,367)	$241,583	$621	$242,204

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2023 and 2022 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

1.    Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a company limited by shares incorporated and existing under the laws of the British Virgin Islands. The Company’s fiscal year ends on the last day of December. The Company has through its wholly-owned Company Arcos Dorados Group B.V., a 100% equity interest in Arcos Dorados B.V. (“ADBV”).

On August 3, 2007 the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement and Master Franchise Agreements (“MFAs”) with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean (“LatAm business”). Prior to this acquisition, the Company did not carry out operations. The Company’s rights to operate and franchise McDonald’s-branded restaurants in the Territories, and therefore the ability to conduct the business, derive exclusively from the rights granted by McDonald’s Corporation in the MFAs through 2027. The initial term of the MFA for French Guiana, Guadeloupe and Martinique was ten years through August 2, 2017 with an option to extend the agreement for these territories for an additional period of ten years, through August 2, 2027. On July 20, 2016, the Company has exercised its option to extend the MFA for these three territories.

The Company, through ADBV’s wholly-owned and majority owned subsidiaries, operates and franchises McDonald’s restaurants in the food service industry. The Company has operations in twenty territories as follows: Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas (USVI) and Venezuela. All restaurants are operated either by the Company’s subsidiaries or by independent entrepreneurs under the terms of sub-franchisee agreements (franchisees).

2.    Basis of presentation and principles of consolidation

The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) for interim financial information and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has elected to report its consolidated financial statements in United States dollars (“$” or “US dollars”).

The accompanying condensed consolidated financial statements do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted for purposes of this presentation. The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated annual financial statements of the Company as of December 31, 2022.

The accompanying condensed consolidated financial statements are unaudited and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, which are considered necessary for the fair presentation of the information in the consolidated financial statements.

Operating results for the nine-month period ended September 30, 2023 are not necessarily indicative of results that may be expected for any future periods.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2023 and 2022 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.    Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the consolidated financial statements.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Foreign currency matters

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC 830 Foreign Currency Matters. Except for the Company’s Venezuelan and Argentinian operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheet date exchange rates and revenues, expenses and cash flow are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities transactions, including intercompany transactions, denominated in currencies other than its functional currencies in its statements of income.

Since January 1, 2010 and July 1, 2018, Venezuela and Argentina, respectively, were considered to be highly inflationary, and as such, the financial statements of these subsidiaries are remeasured as if its functional currency was the reporting currency of the immediate parent company (US dollars for Venezuelan operation; Brazilian reais (“BRL”) for Argentinian operation from July 2018 to June 2020 and US dollars since July 2020). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of “Accumulated other comprehensive loss” within shareholders’ equity.

In addition, in these territories, there are foreign currency restrictions. Since 2019, in Argentina several measures have been adopted including, among others: (i) limitation to hoarding and consumption in foreign currency for natural persons, (ii) taxes to increase the official exchange rate, (iii) approvals issued by the Central Bank of Argentina to access foreign currency to settle imports of goods or services, principal and interest from financial payables to foreign parties, profits and dividends. Furthermore, Venezuela has currency restrictions which have been in place for several years under different currency exchange regulations. Although during 2019, the Central Bank of Venezuela loosen those restrictions by permitting financial institution to participate as intermediaries in foreign currency operations, the Company’s ability to immediately access cash through repatriations continues to be limited. Additionally, the Venezuelan market is subject to price controls. Its government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. However, the Company was able to increase prices during the nine-month period ended September 30, 2023.

As of September 30, 2023, Argentina’s and Venezuela’s net nonmonetary asset positions were $167.5 million and $14 million, respectively, mainly fixed assets.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2023 and 2022 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.    Summary of significant accounting policies (continued)

Accounts payable outsourcing

The Company offers its suppliers access to an accounts payable services arrangement provided by third party financial institutions. This service allows the Company’s suppliers to view its scheduled payments online, enabling them to better manage their cash flow and reduce payment processing costs. Independent of the Company, the financial institutions also allow suppliers to sell their receivables to the financial institutions in an arrangement separately negotiated by the supplier and the financial institution. The Company has no economic interest in the sale of these receivables and no direct relationship with the financial institutions concerning the sale of receivables. All of the Company’s obligations, including amounts due, remain to the Company’s suppliers as stated in the supplier agreements. This obligations require payment in full within 180 days of the invoice date. As of September 30, 2023 and December 31, 2022, $18,544 and $24,149, respectively, of the Company’s total accounts payable (included within “Accounts payable” in the Balance Sheet) are available for this purpose.

Recent accounting pronouncements

In September 2022, the Financial Accounting Standards Board issued Accounting Standard Update No. 2022-04, "Liabilities – Supplier Finance Program (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations", which requires entities that use supplier finance programs in connection with the purchase of goods and services, to disclose the key terms of the programs and information about their obligations that are outstanding at the end of the reporting period. This Standard was adopted by the Company.

No other new accounting pronouncement issued or effective during the period had or is expected to have a material impact on the Company’s consolidated financial statements.

4.    Short-term debt

Short-term debt consists of the following:

	As of
	September 30, 2023	As of
	(Unaudited)	December 31, 2022
Short-term bank loans	$—	$267
Short-term notes	—	51
Total	$—	$318

Short-term bank loans

As of December 31, 2022, short term bank loans were comprised of two loans in Argentina, granted by Banco BBVA Argentina S.A., amounting to $267, with an annual interest rate of 14.5%, which matured during January 2023.

Revolving credit facility

On December 12, 2022, the Company renewed its committed revolving credit facility with JPMorgan Chase Bank, N.A (JPMorgan), for up to $25 million maturing on February 15, 2024. This revolving credit facility permits the Company to borrow money from time to time to cover its working capital needs and for other general corporate purposes. Principal is due upon maturity. However, prepayments are permitted without premium or penalty. Each loan made under this agreement will bear interest annually at SOFR plus 3.10% that will be payable on the date of any prepayment or at maturity.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2023 and 2022 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.    Short-term debt (Continued)
Revolving credit facility (continued)

The obligations of the Company under the revolving credit facility are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. The revolving credit facility includes customary covenants including, among others, restrictions on the ability of the Company, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws. In addition, the Company is required, among others, to comply, as of the last day of each quarter during the agreement, with a consolidated net indebtedness (including interest payable) to EBITDA lower than 3.00x.

As of September 30, 2023, the Company’s net indebtedness (including interest payable) to EBITDA ratio was 1.01 and thus it is currently in compliance with the ratio requirement.

The revolving credit facility provides for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facility and/or to declare all sums outstanding under the loan documents immediately due and payable.

No amounts are due at the date of issuance of these condensed consolidated financial statements in connection with this revolving credit facility.

5.    Long-term debt

Long-term debt consists of the following:

	As of
	September 30, 2023	As of
	(Unaudited)	December 31, 2022
2029 Notes	$334,200	$337,200
2027 Notes	379,265	381,265
2023 Notes	—	18,224
Finance lease obligations	8,527	5,032
Other long-term borrowings	1,700	—
Subtotal	723,692	741,721
Discount on 2029 Notes	(4,250)	(4,833)
Discount on 2027 Notes	(2,777)	(3,414)
Discount on 2023 Notes	—	(26)
Premium on 2029 Notes	401	461
Premium on 2027 Notes	1,231	1,506
Premium on 2023 Notes	—	9
Deferred financing costs	(3,947)	(4,720)
Total	$714,350	$730,704
Current portion of long-term debt	1,760	19,033
Long-term debt, excluding current portion	$712,590	$711,671

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2023 and 2022 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.    Long-term debt (continued)

2029, 2027 and 2023 Notes

The following table presents additional information related to the 2029, 2027 and 2023 Notes (the “Notes”):

			Principal as of
	Annual interest rate	Currency	September 30, 2023 (Unaudited)	December 31, 2022	Maturity
2029 Notes	6.125%	USD	$334,200	$337,200	May 27, 2029
2027 Notes	5.875%	USD	379,265	381,265	April 4, 2027
2023 Notes	6.625%	USD	—	18,224	September 27, 2023

The following table presents additional information for the nine-month period ended September 30, 2023 and 2022:

	Interest Expense (i)		DFC Amortization (i)		Amortization of Premium/Discount, net (i)
	2023 (Unaudited)	2022 (Unaudited)	2023 (Unaudited)	2022 (Unaudited)	2023 (Unaudited)	2022 (Unaudited)
2029 Notes	$15,394	$9,104	$409	$173	$523	$362
2027 Notes	16,647	19,937	352	635	362	656
2023 Notes	906	5,928	12	292	17	382

(i)These charges are included within “Net interest expense and other financing results” in the consolidated statements of income.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2023 and 2022 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.    Long-term debt (continued)

2029, 2027 and 2023 Notes (continued)

On September 27, 2013, the Company issued senior notes for an aggregate principal amount of $473.8 million, which matured during September 2023 (the “2023 Notes”). Periodic payments of principal were not required and interest was paid semi-annually commencing on March 27, 2014. The Company capitalized as deferred financing costs (“DFC”) $3,313 of financing costs related to the issuance of 2023 Notes, which have been fully amortized over the life of the notes.

The following table summarizes the activity of 2023 Notes as of September 30, 2023:

Transaction	Date	Principal Amount	Average Price	Early Redemption Price	Total payment (i)
Issuance	September 27, 2013	$473,767	—	—	$—
Cash Tender	June 28, 2016	$(80,000)	98.00%	101.00%	$(80,800)
Cash Tender	April 12, 2017	$(45,698)	104.00%	107.00%	$(48,885)
Exchange 2023 Notes for additional issuance 2027 Notes	October 13, 2020	$(131,476)	100.50%	105.50%	$(138,474)
Open market repurchases	During 2021	$(14,830)	109.45%	—	$(16,231)
Cash Tender	April 22, 2022	$(59,239)	105.36%	—	$(62,414)
Optional redemption (ii)	June 10, 2022	$(123,000)	104.58%	—	$(128,636)
Open market repurchases	July 5, 2022	$(1,300)	102.30%	—	$(1,330)
Settlement at maturity	September 27, 2023	$(18,224)	—%	—	$(18,224)
Principal amount of 2023 Notes as of September 30, 2023:		$—

(i) Not including accrued and unpaid interest
(ii) Redemption price established in accordance with the requirements of the indenture governing the 2023 Notes

The results related to the aforementioned transactions and the accelerated amortization of the related DFC were recognized as net interest expense and other financing results within the consolidated statement of income.

The 2023 Notes were listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

On April 2017, the Company issued senior notes for an aggregate principal amount of $265 million, which are due in 2027 (the “2027 Notes”). The proceeds from this issuance of the 2027 Notes were used to repay certain loans (the "Secured Loan Agreement") signed by the Company’s Brazilian subsidiary, unwind the related derivative instruments, pay the principal and premium on the 2023 Notes (in connection with the aforementioned second tender offer) and for general purposes. In addition, on September 11, 2020, the Company issued additional 2027 Notes for an aggregate principal amount of $150 million at a price of 102.250%. The proceeds from the second issuance were used mainly to repay short-term indebtedness which had been drawn during 2020 in order to maintain liquidity affected by the effects of COVID-19. Periodic payments of principal are not required, and interest is paid semi-annually commencing on October 4, 2017. The Company capitalized as DFC $3,001 of financing costs related to the first issuance of 2027 Notes and $2,000 related to the second issuance, which are being amortized over the life of the notes.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2023 and 2022 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.    Long-term debt (continued)

2029, 2027 and 2023 Notes (continued)

The following table summarizes the activity of 2027 Notes as of September 30, 2023:

Transaction	Date	Principal Amount	Average Price	Early Redemption Price	Total payment (i)
Issuance	April 4, 2017	$265,000	—	—	$—
Additional issuance	September 11, 2020	$150,000	—	—	$—
Additional issuance of 2027 Notes related to 2023 exchange	October 13, 2020	$138,354	—	—	$—
Open market repurchases	During 2021	$(17,368)	105.74%	—	$(18,364)
Cash Tender	May 13, 2022	$(150,000)	99.94%	103.00%	$(154,407)
Open market repurchases	During 2022	$(4,721)	98.01%	—	$(4,627)
Open market repurchases	During 2023	$(2,000)	95.20%	—	$(1,904)
Principal amount of 2027 Notes as of September 30, 2023:		$379,265

(i) Not including accrued and unpaid interest

The results related to the aforementioned transactions and the accelerated amortization of the related DFC were recognized as net interest expense and other financing results within the consolidated statement of income.

On April, 2022, the Company’s subsidiary ADBV issued sustainability-linked Senior Notes for an aggregate principal amount of $350 million which matures in 2029 (the "2029 Notes"). Interests on the notes are accrued at a rate of 6.125% per annum from April 27, 2022 and, from and including May 27, 2026, the interest rate payable on the 2029 Notes may increase to 6.250% per annum or 6.375% per annum if either or both Sustainability Performance Targets (SPT), respectively, have not been satisfied by December 31, 2025. The SPT to be satisfied are:

(i) Reductions of greenhouse gas emissions by 15% in restaurants and offices.
(ii) Reductions of greenhouse gas emissions by 10% in supply chain.

Periodic payments of principal are not required and interest is paid semi-annually commencing on November 27, 2022. The 2029 Notes are guaranteed on a senior unsecured basis by the Company and certain of its subsidiaries. The proceeds from 2029 Notes were mainly used by the Company to fund the tender offers for 2023 and 2027 Notes and the redemption for 2023 Notes launched during 2022 previously mentioned. The Company capitalized as DFC $2,651 of financing costs related to the issuance of 2029 Notes, which are being amortized over the life of the notes.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2023 and 2022 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.    Long-term debt (continued)

2029, 2027 and 2023 Notes (continued)

The following table summarizes the activity of 2029 Notes as of September 30, 2023:

Transaction	Date	Principal Amount	Average Price	Total payment (i)
Issuance	April 27, 2022	$350,000	—	$—
Open market repurchases	During 2022	$(12,800)	93.87%	$(12,015)
Open market repurchases	During 2023	$(3,000)	93.76%	$(2,813)
Principal amount of 2029 Notes as of September 30, 2023:		$334,200

(i) Not including accrued and unpaid interest

The Notes are redeemable, in whole or in part, at the option of the Company at any time at the applicable redemption price set forth in the indenture governing them. The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The Notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of the Company’s and guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of the Company’s and guarantors’ existing and future secured indebtedness to the extent of the value of the Company’s assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of the Company’s subsidiaries that are not guarantors.

The indenture governing the Notes limits the Company’s and its subsidiaries’ ability to, among other things, (i) create certain liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. In addition, the indenture governing the 2027 and 2029 Notes, limits the Company’s and its subsidiaries’ ability to: incur in additional indebtedness and make certain restricted payments, including dividends. These covenants are subject to important qualifications and exceptions. The indenture governing the Notes also provides for events of default, which, if any of them occur, would permit or require the principal, premium, if any, and interest on all of the then-outstanding Notes to be due and payable immediately.

The 2029 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2023 and 2022 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.    Derivative instruments

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of September 30, 2023 and December 31, 2022:

		Assets			Liabilities
Type of Derivative	Balance Sheets Location	As of	As of	Balance Sheets Location	As of	As of
		September 30, 2023 (Unaudited)	December 31, 2022		September 30, 2023 (Unaudited)	December 31, 2022
Derivatives designated as hedging instruments
Cash Flow hedge
Forward contracts	Other receivables	$465	$268	Accrued payroll and other liabilities	$(1,571)	$(1,147)
Call Spread + Coupon-only swap	Derivative instruments	3,211	—	Derivative instruments	(110)	—
Sustainability-linked ESG Principal Only Swap	Derivative instruments	18,993	—	Derivative instruments	(245)	—
Cross-currency interest rate swap	Derivative instruments	21,370	43,757	Derivative instruments	(1,853)	(581)
Subtotal		$44,039	$44,025		$(3,779)	$(1,728)
Derivatives not designated as hedging instruments
Forward contracts	Other receivables	$—	$—	Accrued payroll and other liabilities	$(73)	$—
Cross-currency interest rate swap	Derivative instruments	—	38,031	Derivative instruments	—	(1,224)
Call Spread + Coupon-only swap	Derivative instruments	4,204	6,445	Derivative instruments	(15,692)	(16,703)
Call spread	Derivative instruments	2,489	3,626	Derivative instruments	—	—
Coupon-only swap	Derivative instruments	—	—	Derivative instruments	(9,219)	(9,874)
Sustainability-linked ESG Principal Only Swap	Derivative instruments	—	1,050	Derivative instruments	—	—
Subtotal		$6,693	$49,152		$(24,984)	$(27,801)
Total derivative instruments		$50,732	$93,177		$(28,763)	$(29,529)

Derivatives designated as hedging instruments

Cash flow hedge

Forward contracts

The Company has entered into various forward contracts in a few territories to hedge a portion of the foreign exchange risk associated with forecasted imports of goods. The effect of the hedges results in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). As of September 30, 2023, the Company had forward contracts outstanding with a notional amount of $31,666 that mature during 2023 and 2024.

The Company made net payments totaling $5,181 and $4 during the nine-month period ended September 30, 2023 and 2022, respectively, as a result of the net settlements of these derivatives.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2023 and 2022 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.    Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Cash flow hedge (continued)

Call Spread and Coupon-only swap

During July 2023, the Company’s Brazilian subsidiary entered into two call spread agreements in order to hedge all the variability in a portion of the principal of certain intercompany loan payables nominated in US dollar. Call spread agreements consist of a combination of two call options: the Company bought an option to buy US dollar at a strike price equal to the BRL exchange rate at the date of the agreements and wrote an option to buy US dollar at a higher strike price than the previous one. The Company´s Brazilian subsidiary paid a net premium amounting to $2,581 to buy the options. Both pair of options have the same notional amount and are based on the same underlying with the same maturity date.

In addition, on the same date, the Company’s Brazilian subsidiary entered into two coupon-only swap agreements in order to hedge the all variability of the interest payable related to the portion of intercompany loan aforementioned.

The following tables present information related to the terms of the agreements:

Entity	Nominal Amount		Strike price		Maturity
	Currency	Notional	Call option bought	Call option written
Citibank S.A.	$	12,000	5.05	7.00	May 2029
JPMorgan	$	12,000	5.05	7.00	May 2029

Entity	Payable			Receivable			Interest payment dates	Maturity
	Currency	Notional	Interest rate	Currency	Notional	Interest rate
Citibank S.A.	$	56,760	9.10%	$	12,000	8.00%	May 31/ November 30	May 2029
JPMorgan	$	56,760	9.10%	$	12,000	8.00%	May 31/ November 30	May 2029
Sustainability-linked ESG Principal Only Swap

In September 2022, the Company´s Brazilian subsidiary entered into a sustainability-linked ESG Principal Only Swap with Citibank S.A. with the intention to extend the hedge strategy over the principal of certain intercompany loan payable after termination of the cross-currency interest rate swap agreed with Banco Santander SA. In September 2023, the Company´s Brazilian subsidiary made a deposit to Citibank S.A amounting to $19,587 in order to maintain the same notional payable and receivable.

As of September 30, 2023 this derivative instrument was designated as hedge instrument.

The following table presents information related to the terms of the agreement:

Entity	Payable			Receivable			Interest payment dates	Maturity
	Currency	Notional	Interest rate	Currency	Notional	Interest rate
Citibank S.A.	BRL	155,500	Fixed 0.88%	$	50,000	—	April 30/ October 31	April 2027

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2023 and 2022 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.    Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Cash flow hedge (continued)

Cross-currency interest rate swap

As of September 30, 2023 the Company´s Brazilian subsidiary maintained three cross-currency interest rate swap agreements in order to hedge all the variability in a portion of the principal and interest payable of certain intercompany loans payables nominated in US dollar.

The following table presents information related to the terms of the agreements:

Bank	Payable			Receivable			Interest payment dates	Maturity
	Currency	Notional	Interest rate	Currency	Notional	Interest rate
BAML (i)	BRL	156,250	13.64%	$	50,000	6.91%	March 31/ September 30	April 2027
JPMorgan	BRL	71,100	13.65%	$	15,000	8%	May 31/ November 30	May 2029
Deutsche Bank	BRL	70,950	13.6%	$	15,000	8%	May 31/ November 30	May 2029

(i)Bank of America Merrill Lynch Banco Múltiplo S.A.

During September 2023, the cross-currency interest rate swap agreement with Banco Santander S.A. matured, as a consequence, the Company´s Brazilian subsidiary collected $16,459 (net of withholdings). The terms of the agreement were:

Bank	Payable			Receivable			Interest payment dates	Maturity
	Currency	Notional	Interest rate	Currency	Notional	Interest rate
Banco Santander S.A.	BRL	155,500	13.77%	$	50,000	6.91%	June 30/ December 31	September 2023

The Company paid $1,277 and $5,269 of net interest during the nine-month period ended September 30, 2023 and 2022, respectively (for the nine-month period ended September 30, 2022 included payments related to cross-currency interest rate swap agreements, which hedge relationships were discontinued prospectively, from September 2022).

Additional disclosures

The following table presents the pretax amounts affecting income and other comprehensive income for the nine-month period ended September 30, 2023 and 2022 for each type of derivative relationship:

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2023 and 2022 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.    Derivative instruments (continued)
Derivatives designated as hedging instruments (continued)

Cash flow hedge (continued)

Additional disclosures (continued)

Derivatives in Cash Flow Hedging Relationships	Net Loss Recognized in Accumulated OCI on Derivative (Unaudited)		Net Loss Reclassified from Accumulated OCI into income (Unaudited)
	2023	2022	2023	2022
Forward contracts (i)	$(5,408)	$416	$5,181	$4
Cross-currency interest rate swaps (ii)	(11,148)	(29,948)	7,644	5,805
Call Spread (iii)	185	—	1,054	2,473
Coupon-only swap (iii)	463	—	(1,887)	(728)
Total	$(15,908)	$(29,532)	$11,992	$7,554

(i)The results recognized in income related to forward contracts were recorded as an adjustment to food and paper.

(ii)The net loss recognized in income, related to cross-currency interest rate swaps is presented as follows:

	For the nine-month period ended September 30,
Adjustment to:	2023 (Unaudited)	2022 (Unaudited)
Foreign currency exchange results	$(6,155)	$(7,432)
(Loss) gain from derivative instruments (i)	(6)	5,907
Net interest expense and other financing results	(1,483)	(4,280)
Total	$(7,644)	$(5,805)

(i) Related to the discontinued relationships of Cross-currency interest rate swaps during July 2023 and September 2022.

(iii)Includes amortization of amounts recorded in accumulated other comprehensive loss related to hedge relationships discontinued in 2021.

The results recognized in income related to call spread agreements and coupon-only swap agreements were recorded as an adjustment to "Foreign currency exchange results" and "Net interest expense and other financing results", respectively.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2023 and 2022 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.    Derivative instruments (continued)

Derivatives not designated as hedging instruments

The Company entered into certain derivatives that are not designated as hedge accounting, therefore the changes in the fair value of these derivatives are recognized immediately in earnings, within “(Loss) gain from derivative instruments”. The following tables present information related to the terms of the agreements:

Call Spread

Entity	Nominal Amount		Strike price		Maturity
	Currency	Notional	Call option bought	Call option written
JPMorgan	$	30,000	5.62	8.2	April 2027
Itaú Unibanco S.A. (i)	$	50,000	5.62	8.2	April 2027

Coupon-only swap

Entity	Payable			Receivable			Interest payment dates	Maturity
	Currency	Notional	Interest rate (ii)	Currency	Notional	Interest rate
JPMorgan	BRL	168,690	CDI plus 2.42%	$	30,000	5.46%	April 30/ October 31	April 2027
Itaú Unibanco S.A. (i)	BRL	281,150	CDI plus 2.47%	$	50,000	5.46%	April 30/ October 31	April 2027

(i) Combination of call spread and coupon only swap into one agreement with Itaú Unibanco S.A
(ii) “CDI” Certificados de Depósitos Interbancários

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2023 and 2022 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.    Derivative instruments (continued)

Derivatives not designated as hedging instruments (continued)

Cross-currency interest rate swap

The following table presents information about four cross-currency interest rate swap agreements (signed during November 2013 and amended in February 2017; June and July 2017 and October 2020) that were terminated as of September 30, 2023.

Bank	Payable			Receivable			Interest payment dates	Maturity
	Currency	Notional	Interest rate	Currency	Notional	Interest rate
JP Morgan Chase Bank, N.A.	BRL	108,000	13%	$	35,390	4.38%	March 31/ September 30	September 2023
JP Morgan Chase Bank, N.A.	BRL	98,670	13%	$	30,000	6.02%	March 31/ September 30	September 2023
Citibank N.A.	BRL	94,200	13%	$	30,000	6.29%	March 31/ September 30	September 2023
Citibank N.A.	BRL	112,738	13%	$	20,049	8.08%	March 31/ September 30	September 2023

The agreements were initially designated as hedge accounting, as they hedged all the variability of the principal and interest collections of its BRL intercompany loan receivables. During September 2022, the Company settled the BRL intercompany loan receivables previously mentioned. Therefore, the hedge relationships of these four cross-currency interest rate swap agreements were discontinued, prospectively. As a consequence, the amounts recorded in accumulated other comprehensive loss until September 2022 were reclassified to earnings, within "(Loss) gain from derivative instruments".

As a consequence of the termination of the agreements, the Company received a net collection amounting to $30,165 (included within Net collection of derivative instruments in consolidated statements of cash flow).

The Company paid $6,924 during the nine-month period ended September 30, 2023, related to derivatives not designated as hedging instruments.

Furthermore, the Company entered into certain forwards contracts with a notional amount of $4,000 that mature during November 2023.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2023 and 2022 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.    Share-based compensation

2011 Equity Incentive Plan

In March 2011, the Company adopted its Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of its business. This Plan is being used to reward certain employees for the success of the Company’s business through an annual award program. The 2011 Plan permits grants of awards relating to class A shares, including awards in the form of shares (also referred to as stock), options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by the Company’s Board of Directors. The maximum number of shares that may be issued under the 2011 Plan is 2.5% of the Company’s total outstanding class A and class B shares immediately following its initial public offering 2011.

The Company made recurring grants of restricted share units in each of the fiscal years from 2011 to 2019. Each restricted share unit represents the right to receive a Class A share when vested. From 2011 to 2018, these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. As of September 30, 2023 all employee benefit plans were fully vested.

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company recognized stock-based compensation expense related to this award in the amount of $27 and $103 during the nine-month period ended September 30, 2023 and 2022, respectively. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statements of income.

Restricted Share Units

The following table summarizes the activity of restricted share units during the nine-month period ended September 30, 2023:

	Units	Weighted-average grant-date fair value
Outstanding at December 31, 2022	61,766	8.50
Partial vesting of 2018 grant	(60,623)	8.50
Forfeitures	(1,143)	8.50
Outstanding at September 30, 2023	—	8.50
Exercisable at September 30, 2023	—	—

As of September 30, 2023 the Company issued 60,424 Class A shares. Therefore, accumulated recorded compensation expense totaling $514 was reclassified from “Additional paid-in capital” to “Common Stock” upon issuance.

As of September 30, 2023, there were 8,084 Class A shares, amounting to $59, pending of issuance in connection with previous partial vesting.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2023 and 2022 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.    Share-based compensation (Continued)

Phantom RSU Award

In May 2019, the Company implemented a new long-term incentive plan (called Phantom RSU Award) to reward employees giving them the opportunity to share the success of the Company in the creation of value for its shareholders. In accordance with this plan, the Company granted units (called “Phantom RSU”) to certain employees, pursuant to which they are entitled to receive, when vested, a cash payment equal to the closing price of one Class A share on the respective day in which this benefit is due and the corresponding dividends per-share (if any) formally declared and paid during the service period. However, in the event of death, disability or retirement of the employee, any unvested portion of the annual award will be fully vested.

The following table provides information about the awards granted by the Company as of September 30, 2023:

Grant	Units	Vesting period
2019	186,081	May 2021
	93,040	May 2022
	93,040	May 2023
	1,300,496	May 2024
2020	65,440	May 2021
2021	44,093	April 2022
	874,294	May 2024
2022	41,055	April 2023
	866,481	May 2025
2023	32,599	April 2024
	736,776	May 2026

The Company recognizes compensation expense related to these benefits on a straight-line basis over the requisite service period. As a consequence, when the award includes multiple vesting periods, it is considered as multiple awards.

The total compensation expense for the nine-month period ended September 30, 2023 and 2022 amounts to $6,518 and $4,504 respectively, which has been recorded under “General and administrative expenses” within the consolidated statement of income. The accrued liability is remeasured at the end of each reporting period until settlement.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2023 and 2022 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.    Share-based compensation (Continued)

Phantom RSU Award (continued)

The following table summarizes the activity under the plan as of September 30, 2023:

	Units	Settlement
Outstanding at December 31, 2022	2,711,755	$—
Grant 2023	769,375	—
Partial vesting and settlement of 2019 grant	(59,616)	512
Vesting and settlement of 2022 grant	(41,055)	326
Forfeited	(180,272)	—
Outstanding at September 30, 2023	3,200,187	—

The following table provides a summary of the plan as of September 30, 2023:

Total Non-vested (i)
Number of units outstanding (i)	3,200,187
Share price as of September 30, 2023	9.46
Total fair value of the plan	30,274
Weighted-average accumulated percentage of service	58.22%
Accrued liability (ii)	17,626
Compensation expense not yet recognized (iii)	12,648

(i)Related to awards that will vest between April 2024 and May 2026.
(ii)Presented within “Accrued payroll and other liabilities” in the Company’s current and non current liabilities balance sheet.
(iii)Expected to be recognized in a weighted-average period of 1.91 years.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2023 and 2022 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.    Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)to agree with McDonald’s Corporation on a restaurant opening plan and a reinvestment plan for each three-year period or such other commitment or period that McDonald’s may approve; and pay an initial franchise fee for each new restaurant opened;
(ii)to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants, during the first 10 years. This percentage increased to 6% and 7% for the subsequent two five-year periods of the agreement. Nevertheless, at times, McDonald’s Corporation has supported Company’s investment plans by agreeing to provide an incentive (the “growth support”), which resulted or is expected to result in a lower royalty rate;
(iii)to commit to funding a specified Strategic Marketing Plan; that includes the expenditure of 5% of the Company’s gross sales on Advertising and Promotion activities;
(iv)to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located; and
(v)to maintain a minimum fixed charge coverage ratio (as defined therein) at least equal to 1.50 as well as a maximum leverage ratio (as defined therein) of 4.25.

If the Company would not be in compliance with these commitments under the MFA, it could be in material breach. A breach of the MFA would give McDonald’s Corporation certain rights, including the ability to acquire all or portions of the business.

Due to the dynamic environment in 2021, after the disruptions caused by the COVID-19 pandemic, the Company agreed with McDonald’s Corporation on a growth and investment plan for only one year and received a growth support that resulted in a consolidated effective royalty rate of 5.2% of sales of 2021. Additionally, on January 10, 2022, the Company reached an agreement with McDonald’s Corporation on a new growth and investment plan for the next few years. McDonald’s Corporation agreed to continue providing the Company with growth support under certain terms and conditions.

To support its future growth, the Company plans to open at least 200 new restaurants and to modernize at least 400 restaurants, with capital expenditures of approximately $650 million from 2022 to 2024. In addition, McDonald’s Corporation agreed to continue providing growth support which resulted in an effective royalty rate of about 5.6% of sales in 2022 and is expected to result in an effective royalty rate of about 6.0% of sales in 2023 and 2024.

For the nine-month period ended September 30, 2023, the Company was in compliance with the ratio requirements mentioned in point (v) above. The ratios for the period mentioned, were as follows:

	September 30, 2023 (Unaudited)	June 30, 2023 (Unaudited)	March 31, 2023 (Unaudited)
Fixed Charge Coverage Ratio	2.11	2.11	1.91
Leverage Ratio	3.24	3.30	3.35

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2023 and 2022 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.    Commitments and contingencies (continued)

Commitments (continued)

In addition, the Company maintains standby letters of credit in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs, for a total aggregate drawing amount of $80 million. These letters of credit can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these financial statements. The following table presents information related to the standby letters of credit:

Bank	Currency	Amount
Itaú	$	15,000
Credit Suisse (i)	$	45,000
JPMorgan (i)	$	20,000

i.Maintained through its wholly-owned subsidiary ADBV.

These letters of credit contain a limited number of customary affirmative and negative covenants, including a maximum indebtedness to EBITDA ratio, as follows:

Bank	Ratio	Required Maximum Ratio	September 30, 2023 (Unaudited)
Itaú	Net indebtedness to EBITDA	4.50	0.97
Credit Suisse (i)	Indebtedness to EBITDA	4.00	0.66
JPMorgan (i)	Indebtedness to EBITDA	4.50	0.66

i.Maintained through its wholly-owned subsidiary ADBV.

For the nine-month period ended September 30, 2023 all the ratios were in compliance.

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. As of September 30, 2023 and December 31, 2022, the Company maintains a provision for contingencies, net of judicial deposits, amounting to $50,576 and $44,839, respectively, presented as follow: $2,194 and $2,272 as a current liability and $48,382 and $42,567 as a non-current liability, respectively. The breakdown of the provision for contingencies is as follows:

	As of
	September 30, 2023	As of
	(Unaudited)	December 31, 2022
Tax contingencies in Brazil	$36,842	$28,505
Labor contingencies in Brazil	14,103	14,095
Others	7,946	10,145
Subtotal	58,891	52,745
Judicial deposits	(8,315)	(7,906)
Provision for contingencies	$50,576	$44,839

As of September 30, 2023, there are certain matters related to the interpretation of tax, customs, labor and civil laws for which there is a reasonable possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $485 million and $537 million. In accordance with ASC 405-20-50-6, unasserted claims or assessments that do not meet the conditions mentioned have not been included.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2023 and 2022 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.    Commitments and contingencies (continued)

Provision for contingencies (continued)

As of September 30, 2023, there are certain matters related to the interpretation of income tax laws which could be challenged by tax authorities in an amount of $235 million, related to assessments for the fiscal years 2009 to 2017. No formal claim has been made for fiscal years within the statute of limitation by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claim. As of September 30, 2023, the provision for contingencies includes $1,397 ($1,297 as of December 31, 2022), related to this claim. As a result, the Company has recorded a non-current asset in respect of McDonald’s Corporation’s indemnity within “Miscellaneous” in the consolidated balance sheet.

9.    Segment and geographic information

The Company is required to report information about operating segments in annual financial statements and interim financial reports issued to shareholders in accordance with ASC 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. ASC 280 also requires disclosures about the Company’s products and services, geographic areas and major customers.

The following table presents information about profit or loss and assets for each reportable segment:

	For the nine-month period ended
	September 30,
	2023	2022
	(Unaudited)	(Unaudited)
Revenues:
Brazil	$1,218,610	$1,022,846
NOLAD	832,497	659,430
SLAD	1,105,316	918,003
Total revenues	$3,156,423	$2,600,279

	For the nine-month period ended
	September 30,
	2023	2022
	(Unaudited)	(Unaudited)
Adjusted EBITDA:
Brazil	$206,450	$161,108
NOLAD	84,218	67,408
SLAD	119,370	102,936
Total reportable segments	410,038	331,452
Corporate and others (i)	(70,358)	(58,943)
Total adjusted EBITDA	$339,680	$272,509

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2023 and 2022 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.      Segment and geographic information (continued)

	For the nine-month period ended
	September 30,
	2023	2022
	(Unaudited)	(Unaudited)
Adjusted EBITDA reconciliation:
Total adjusted EBITDA	$339,680	$272,509

(Less) Plus items excluded from computation that affect operating income:
Depreciation and amortization	(105,806)	(88,934)
Gains from sale or insurance recovery of property and equipment	1,982	1,286
Write-offs of property and equipment	(3,604)	(1,954)
Operating income	232,252	182,907
(Less) Plus:
Net interest expense and other financing results	(26,960)	(42,740)
Loss from derivative instruments	(13,220)	(5,258)
Foreign currency exchange results	22,231	16,798
Other non-operating expenses, net	(100)	(49)
Income tax expense	(87,922)	(65,411)
Net income attributable to non-controlling interests	(785)	(396)
Net income attributable to Arcos Dorados Holdings Inc.	$125,496	$85,851

	For the nine-month period ended
	September 30,
	2023	2022
	(Unaudited)	(Unaudited)
Depreciation and amortization:
Brazil	$48,198	$41,094
NOLAD	29,709	23,910
SLAD	22,760	19,464
Total reportable segments	100,667	84,468
Corporate and others (i)	5,623	4,988
Purchase price allocation (ii)	(484)	(522)
Total depreciation and amortization	$105,806	$88,934

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2023 and 2022 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.      Segment and geographic information (continued)

	For the nine-month period ended
	September 30,
	2023	2022
	(Unaudited)	(Unaudited)
Property and equipment expenditures:
Brazil	$84,651	$41,369
NOLAD	58,344	32,772
SLAD	83,506	49,590
Others	1,252	256
Total property and equipment expenditures	$227,753	$123,987

	As of
	September 30,
	2023	December 31,
	(Unaudited)	2022
Total assets:
Brazil	$1,280,624	$1,161,940
NOLAD	831,498	753,453
SLAD	708,991	647,852
Total reportable segments	2,821,113	2,563,245
Corporate and others (i)	128,403	174,486
Purchase price allocation (ii)	(103,183)	(101,101)
Total assets	$2,846,333	$2,636,630

(i)Primarily relates to corporate general and administrative expenses, corporate supply chain operations in Uruguay, and related assets. Corporate general and administrative expenses consist of corporate office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. As of September 30, 2023, corporate assets primarily include cash and cash equivalents and short-term investments. As of December 31, 2022, corporate assets primarily include cash and cash equivalents, short-term investments and derivatives.

(ii)Relates to the purchase price allocation adjustment made at corporate level, which reduces the accounting value of our long-lived assets (excluding Lease right of use) and goodwill and the corresponding depreciation and amortization. As of September 30, 2023 and December 31, 2022, primarily related with the reduction of goodwill.

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. All of the Company’s revenues are derived from foreign operations.

Long-lived assets consisting of property and equipment totaled $1,022,274 on September 30, 2023; and $856,085 on December 31, 2022. All of the Company’s long-lived assets are related to foreign operations.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2023 and 2022 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.    Shareholders’ equity

Authorized capital

The Company is authorized to issue a maximum of 500,000,000 shares, consisting of 420,000,000 Class A shares and 80,000,000 Class B shares of no par value each.

Issued and outstanding capital

As of September 30, 2023 and December 31, 2022, the Company issued 212,964,031 and 212,903,607 shares with no par value, consisting of 132,964,031 and 132,903,607 Class A shares respectively and 80,000,000 Class B shares for each period.

As of September 30, 2023 and December 31, 2022, the Company had 2,309,062 shares in treasury.

Therefore, as of September 30, 2023 the Company had 210,654,969 shares outstanding, consisting of 130,654,969 Class A shares and 80,000,000 Class B shares.

Rights, privileges and obligations

Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to five votes per share. Except with respect to voting, the rights, privileges and obligations of the Class A shares and Class B shares are pari passu in all respects, including with respect to dividends and rights upon liquidation of the Company.

Distribution of dividends

The Company can only make distributions to the extent that immediately following the distribution, its assets exceed its liabilities, and the Company is able to pay its debts as they become due.

On March 14, 2023, the Company approved a cash dividend distribution to all Class A and Class B shareholders of $0.19 per share to be paid in four installments, as follows: $0.05 per share in March 30, June 28 and September 28, 2023, respectively and $0.04 per share on December 27, 2023. As of September 30, 2023, the Company paid $31,596 of cash dividends.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2023 and 2022 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.    Shareholders’ equity (continued)

Accumulated other comprehensive loss

The following tables set forth information with respect to the components of “Accumulated other comprehensive loss” as of September 30, 2023 and 2022, respectively, and their related activity during the nine-month period ended:

	Foreign currency translation	Cash flow hedges	Securities available for sale (i)	Post-employment benefits (ii)	Total Accumulated other comprehensive loss
Balances at December 31, 2022	$(608,879)	$(746)	$(3,624)	$(211)	$(613,460)
Other comprehensive income (loss) before reclassifications (Unaudited)	33,041	(12,338)	2,197		22,900
Net loss reclassified from accumulated other comprehensive loss to consolidated statement of income (Unaudited)	—	9,678	—	61	9,739
Net current-period other comprehensive income (loss) (Unaudited)	33,041	(2,660)	2,197	61	32,639
Balances at September 30, 2023 (Unaudited)	$(575,838)	$(3,406)	$(1,427)	$(150)	$(580,821)

	Foreign currency translation	Cash flow hedges	Securities available for sale (i)	Post-employment benefits (ii)	Total Accumulated other comprehensive loss
Balances at December 31, 2021	$(625,071)	$17,840	$—	$(537)	$(607,768)
Other comprehensive (loss) income before reclassifications (Unaudited)	(13,270)	(23,805)	(2,174)	333	(38,916)
Net loss reclassified from accumulated other comprehensive loss to consolidated statement of income (Unaudited)	—	5,634	—	68	5,702
Net current-period other comprehensive (loss) income (Unaudited)	(13,270)	(18,171)	(2,174)	401	(33,214)
Balances at September 30, 2022 (Unaudited)	$(638,341)	$(331)	$(2,174)	$(136)	$(640,982)

(i)Related to unrealized results on available for sale securities. As of September 30, 2023, the Company maintains Securities classified as available for sale in accordance with guidance in ASC 320 Investments – Debt and Equity Securities amounting to $16,707, included within “Short-term investments” in the Consolidated Balance Sheet. The amortized cost amounted to $18,134 and is included within "Investing Activities" in the Consolidated Cash Flow.

(ii)Mainly related to a post-employment benefit in Venezuela established by the Organic Law of Labor and Workers (known as “LOTTT”, its Spanish acronym) in 2012. This benefit provides a payment of 30 days of salary per year of employment tenure based on the last wage earned to all workers who leave the job for any reason. The term of service to calculate the post-employment payment of active workers run retroactively since June 19, 1997. Periodically, the Company obtains an actuarial valuation to measure the post-employment benefit obligation, using the projected unit credit actuarial method and measures this benefit in accordance with ASC 715-30, similar to pension benefit.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2023 and 2022 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated
11.    Earnings per share

The Company is required to present basic earnings per share and diluted earnings per share in accordance with ASC 260. Earnings per share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, for common stock equivalents, including stock options and restricted share units. Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the period under the treasury method.

The following table sets forth the computation of basic and diluted net income per common share attributable to Arcos Dorados Holdings Inc. for all periods presented:

	For the nine-month period ended
	September 30,
	2023	2022
	(Unaudited)	(Unaudited)
Net income attributable to Arcos Dorados Holdings Inc. available to common shareholders	$125,496	$85,851
Weighted-average number of common shares outstanding - Basic	210,625,346	210,537,894
Incremental shares from vesting of restricted share units	—	109,542
Weighted-average number of common shares outstanding - Diluted	210,625,346	210,647,436

Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.60	$0.41
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	$0.60	$0.41

12.    Related party transactions

The Company has entered into a master commercial agreement on arm’s length terms with Axionlog, a company under common control that operates the distribution centers in Argentina, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay, Venezuela, French Guiana, Guadeloupe, Martinique, Aruba, Curaçao and the USVI (the “Axionlog Business”). Pursuant to this agreement Axionlog provides the Company distribution inventory, storage and transportation services in the countries in which it operates.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2023 and 2022 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.    Related party transactions (continued)

The following table summarizes the outstanding balances between the Company and the Axionlog Business as of September 30, 2023 and December 31, 2022:

	As of
	September 30,
	2023	December 31,
	(Unaudited)	2022
Other receivables	5,724	4,156
Miscellaneous	4,120	3,979
Accounts payable	(19,396)	(19,893)

The following table summarizes the transactions between the Company and the Axionlog Business for the nine-month period ended September 30, 2023 and 2022:

	For the nine-month period ended
	September 30,
	2023	2022
	(Unaudited)	(Unaudited)
Food and paper (i)	$(232,755)	$(182,249)
Occupancy and other operating expenses	(7,086)	(5,211)

(i)Includes $48,082 of distribution fees and $184,673 of suppliers purchases managed through the Axionlog Business for the nine-month period ended September 30, 2023; and, $38,496 and $143,753, respectively, for the nine-month period ended September 30, 2022.

The following table summarizes the outstanding balances between the Company and its equity method investments as of September 30, 2023 and December 31, 2022:

	2023		2022
	Lacoop II, S.C	Saile (i)	Lacoop II, S.C	Saile (i)
Other receivables	$17	$139	$2,423	$319
Accounts payable	(6,393)		(5,376)	—

(i) Operadora de Franquicias Saile S.A.P.I. de C.V.

13.    Disclosures about fair value of financial instruments

As defined in ASC 820 Fair Value Measurement and Disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The transaction is based on a hypothetical transaction in the principal or most advantageous market considered from the perspective of the market participant that holds the asset or owes the liability. The valuation techniques that can be used under this guidance are the market approach, income approach or cost approach. The market approach uses prices and other information for market transactions involving identical or comparable assets or liabilities, such as matrix pricing. The income approach uses valuation techniques to convert future amounts to a single discounted present amount based on current market conditions about those future amounts, such as present value techniques, option pricing models (e.g. Black-Scholes model) and binomial models (e.g. Monte-Carlo model). The cost approach is based on current replacement cost to replace an asset.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2023 and 2022 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.    Disclosures about fair value of financial instruments (continued)

The Company utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable. The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observance of those inputs. The guidance establishes a formal fair value hierarchy based on the inputs used to measure fair value. The hierarchy gives the highest priority to level 1 measurements and the lowest priority to level 3 measurements, and accordingly, level 1 measurement should be used whenever possible.

The three levels of the fair value hierarchy as defined by the guidance are as follows:

Level 1: Valuations utilizing quoted, unadjusted prices for identical assets or liabilities in active markets that the Company has the ability to access. This is the most reliable evidence of fair value and does not require a significant degree of judgment. Examples include exchange-traded derivatives and listed equities that are actively traded.

Level 2: Valuations utilizing quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

Financial instruments that are valued using models or other valuation methodologies are included. Models used should primarily be industry-standard models that consider various assumptions and economic measures, such as interest rates, yield curves, time value, volatilities, contract terms, current market prices, credit risk or other market-corroborated inputs. Examples include most over-the-counter derivatives (non-exchange traded), physical commodities, most structured notes and municipal and corporate bonds.

Level 3: Valuations utilizing significant unobservable inputs provides the least objective evidence of fair value and requires a significant degree of judgment. Inputs may be used with internally developed methodologies and should reflect an entity’s assumptions using the best information available about the assumptions that market participants would use in pricing an asset or liability. Examples include certain corporate loans, real-estate and private equity investments and long-dated or complex over-the-counter derivatives.

Depending on the particular asset or liability, input availability can vary depending on factors such as product type, longevity of a product in the market and other particular transaction conditions. In some cases, certain inputs used to measure fair value may be categorized into different levels of the fair value hierarchy. For disclosure purposes under this guidance, the lowest level that contains significant inputs used in valuation should be chosen. Pursuant to ASC 820-10-50, the Company has classified its assets and liabilities into these levels depending upon the data relied on to determine the fair values. The fair values of the Company’s derivatives are valued based upon quotes obtained from counterparties to the agreements and are designated as Level 2.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2023 and 2022 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.    Disclosures about fair value of financial instruments (continued)

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2023 and December 31, 2022:

	Quoted Prices in Active Markets For Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
	As of	As of	As of	As of	As of	As of	Balance as of	Balance as of
	September 30, 2023 (Unaudited)	December 31, 2022	September 30, 2023 (Unaudited)	December 31, 2022	September 30, 2023 (Unaudited)	December 31, 2022	September 30, 2023 (Unaudited)	December 31, 2022
Assets
Cash equivalents	$87,031	$173,653	$—	$—	$—	$—	$87,031	$173,653
Short-term Investments	$68,000	$25,000	$16,842	$12,459	$—	$—	$84,842	$37,459
Derivatives	$—	$—	$50,732	$93,177	$—	$—	$50,732	$93,177
Total Assets	$155,031	$198,653	$67,574	$105,636	$—	$—	$222,605	$304,289
Liabilities
Derivatives	$—	$—	$28,763	$29,529	$—	$—	$28,763	$29,529
Total Liabilities	$—	$—	$28,763	$29,529	$—	$—	$28,763	$29,529

The derivative contracts were valued using various pricing models or discounted cash flow analyses that incorporate observable market parameters, such as interest rate yield curves, option volatilities and currency rates that were observable for substantially the full term of the derivative contracts.

Certain financial assets and liabilities not measured at fair value

As of September 30, 2023, the fair value of the Company’s short term and long-term debt was estimated at $653,762, compared to a carrying amount of $732,483. This fair value was estimated using various pricing models or discounted cash flow analysis that incorporated quoted market prices and is similar to Level 2 within the valuation hierarchy. The carrying amount for notes receivable approximates fair value.

Non-financial assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). As of September 30, 2023, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities.